August 27, 2007


Mr. Jay Webb
United States Securities and Exchange Commission
Washington, D.C. 20549


          Re:  Excel Technology, Inc
                  Form 10-K for the year ended December 31, 2006
                  Filed February 20, 2007
                  File No. 000-19306

Dear Mr. Webb:

We are in receipt of your letter dated August 17, 2007 regarding some questions concerning the filing of Excel Technology, Inc.'s 2006 Form 10-K. The following are our responses to your comments:

Revenue Recognition
....................

Excel's revenues derived from maintenance agreements and other services for the year ended December 31, 2006 was $1,556,237, or 1% of total revenues. Since this amount was less than 10% of total revenues, we did not separately disclose it on the face of the income statement. In future filings, if the amount derived from such services becomes greater than 10% of total revenues, we will separately disclose it on the face of the income statement.

Depreciation and Amortization
..............................

Excel Technology, Inc. does not amortize goodwill, instead it is tested annually for impairment and whenever events or circumstances indicate impairment might have occurred. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the overall fair value of a reporting unit is compared to its carrying amount, including goodwill. If the fair value of a reporting unit is less than the carrying amount, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying amount of the goodwill. The implied fair value for the goodwill is determined based on the difference between the fair value of the reporting unit and the fair value of its net identifiable assets. If the implied fair value of the goodwill is less than its carrying amount, the difference is recognized as an impairment.

We will include the above disclosure regarding our goodwill accounting policies in future filings.

Terminated Merger Costs
........................

On February 20, 2006, we entered into a merger agreement whereby Excel Technology, Inc. would have been acquired by Coherent, Inc. On November 1, 2006, the merger was terminated. In connection with the terminated merger, we incurred $2.2 million of costs, which we charged to expense as incurred. Approximately $1.7 million (78%) of such costs were legal and other professional fees directly related to the merger and consisted of the following:

     UBS fairness opinion
     Wilson, Sonsini legal costs related to regulatory approvals for the merger
     Breslow and Walker-legal fees related to drafting the Merger agreement
     Strategic Discovery-costs associated with the gathering of Excel documents for Coherent's filings with the DOJ and German Federal Cartel Office
     E&Y tax and other due diligence
     KPMG due diligence, and other filings related to the merger

The remaining merger expenses were also directly attributable to the merger, the majority of which consisted of proxy costs for shareholder approval of the merger and costs of special Board of Director meetings

These costs were classified as non-operating costs since they were expenses outside the Company's main operating activities of selling merchandise or providing services. None of the above costs would have been incurred if Coherent had not attempted to acquire us.

Form 8-K filed July 24, 2007
.............................

Excel Technology, Inc. will revise our disclosure in future filings to also include a reconciliation of non-GAAP pretax income to GAAP pretax income if we continue to present non-GAAP pretax income disclosures in our earnings press release.

If you have any questions, please call me at (631) 784-6188.


                                   Sincerely,

                                   /s/ Alice Varisano
                                   .......................
                                   Alice Varisano
                                   Chief Financial Officer